UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 23, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GreenSky, Inc.

File No. 333-224505 - CF#35531

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GreenSky, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 27, 2018, as amended.

Based on representations by GreenSky, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.8	through December 31, 2020
Exhibit 10.9	through December 31, 2020
Exhibit 10.10	through November 25, 2019
Exhibit 10.11	through November 25, 2019
Exhibit 10.12	through July 31, 2021
Exhibit 10.13	through July 31, 2021
Exhibit 10.14	through July 31, 2019
Exhibit 10.14(a)	through July 31, 2019
Exhibit 10.15	through July 31, 2019
Exhibit 10.16	through April 30, 2020
Exhibit 10.17	through January 1, 2021
Exhibit 10.20	through April 11, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary